UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Zipcar, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98974X-10-3

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98974X-10-3

1	NAME OF REPORTING PERSON: Stephen M. Case
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,852,1751
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,852,1751
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,852,1751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.4%2
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	See Item 4.
2
Based on 39,301,606 shares of the Issuer’s common stock that were outstanding as of November 1, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed on November 4, 2011.

CUSIP NO. 98974X-10-3

1	NAME OF REPORTING PERSON: Revolution Living LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,852,1751
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,852,1751
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,852,1751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.4%2
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	See Item 4.
2
Based on 39,301,606 shares of the Issuer’s common stock that were outstanding as of November 1, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed on November 4, 2011.

CUSIP NO. 98974X-10-3

1	NAME OF REPORTING PERSON: Revolution Living II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 250,0001
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 250,0001
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,0001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%2
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	See Item 4.
2
Based on 39,301,606 shares of the Issuer’s common stock that were outstanding as of November 1, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed on November 4, 2011.

CUSIP NO. 98974X-10-3

1	NAME OF REPORTING PERSON: Revolution Living III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 250,0001
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 250,0001
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,0001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%2
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	See Item 4.
2
Based on 39,301,606 shares of the Issuer’s common stock that were outstanding as of November 1, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed on November 4, 2011.

Item 1(a). Name of Issuer:
Zipcar, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
25 First Street, 4th Floor Cambridge, Massachusetts 02141
Item 2(a). Name of Person Filing:
Stephen M. Case Revolution Living LLC Revolution Living II LLC Revolution Living III LLC
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Revolution Living LLC 1717 Rhode Island Avenue, N.W. Suite 1000 Washington, D.C. 20036
Item 2(c). Citizenship:
Mr. Case is a citizen of the United States. Each of the entities are limited liability companies organized under the laws of the State of Delaware.
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
98974X-10-3
Item 3.
This statement is not being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Mr. Case and Revolution Living LLC:
(a) Amount beneficially owned: 6,852,1751
(b) Percent of class: 17.4%2
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 6,852,1751
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 6,852,1751
(iv) Shared power to dispose or to direct the disposition of: 0

1
Consists of: (i) 6,352,175 shares held directly by Revolution Living LLC (“RL”), an entity controlled by Mr. Case; (ii) 250,000 shares held directly by Revolution Living II LLC (“RL II”), a wholly-owned subsidiary of RL; and (iii) 250,000 shares held directly by Revolution Living III LLC (“RL III”), a wholly-owned subsidiary of RL.  Mr. Case is the Chairman, Chief Executive Officer and President of RL, RL II and RL III and has the sole power to direct the vote and disposition of the shares held by RL, RL II and RL III.

2
Based on 39,301,606 shares of the Issuer’s common stock that were outstanding as of November 1, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed on November 4, 2011.

Revolution Living II LLC:

(a) Amount beneficially owned:  250,0001

(b) Percent of class:  0.6%2

(c) Number of shares as to which the person has:
(i)          Sole power to vote or to direct the vote:  250,0001
(ii)     Shared power to vote or to direct the vote:  0
(iii)    Sole power to dispose or to direct the disposition of:  250,0001
(iv)    Shared power to dispose or to direct the disposition of:  0

1	Consists of 250,000 shares held directly by RL II. These shares are included in the shares beneficially owned by Mr. Case and RL, as reflected above.
2
Based on 39,301,606 shares of the Issuer’s common stock that were outstanding as of November 1, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, which that was filed on November 4, 2011.

Revolution Living III LLC:

(a) Amount beneficially owned:  250,0001

(b) Percent of class:  0.6%2

(c) Number of shares as to which the person has:
(i)          Sole power to vote or to direct the vote:  250,0001
(ii)     Shared power to vote or to direct the vote:  0
(iii)    Sole power to dispose or to direct the disposition of:  250,0001
(iv)    Shared power to dispose or to direct the disposition of:  0

1	Consists of 250,000 shares held directly by RL III. These shares are included in the shares beneficially owned by Mr. Case and RL, as reflected above.
2
Based on 39,301,606 shares of the Issuer’s common stock that were outstanding as of November 1, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, which was filed on November 4, 2011.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Revolution Living LLC

Dated: February 14, 2012	/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Chairman, Chief Executive Officer and President

Revolution Living II LLC

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Chairman, Chief Executive Officer and President

Revolution Living III LLC

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Chairman, Chief Executive Officer and President

/s/ STEPHEN M. CASE
Stephen M. Case

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)